MMC Norilsk Nickel

082-04270

[redacted]

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

07020411

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

15.01.2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

mmc

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated January 9, 2007
2. Information on the events that may significantly affect the price of the Company's securities dated January 9, 2007
3. Statement of material fact dated December 29, 2006: Information on the period of time when the issuer is to fulfill its obligations to shareholders
4. Information on the events that may significantly affect the price of the Company's securities dated December 28, 2006
5. Statement of material fact dated December 28, 2006: Information on accrued and/or paid income on the Issuer's securities. Information on the period of time when the issuer is to fulfill its obligations to shareholders
6. Information on the events that may significantly affect the price of the Company's securities dated December 27, 2006

dlw 1/19

7. Press release dated December 27, 2006: Over 22 thousand employees of MMC Norilsk Nickel took part in sports events in 2006

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in Zapolyarny vestnik/Vecherny Murmansk newspapers and in the Appendix to Federal Financial Markets Service Newsletter, the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the trading services provider on the securities market: ***Open Joint Stock Company Russian Trading System Stock Exchange;***

Class, category, type of securities of a joint stock company included in the list of securities admitted to trading by the trading services provider on the securities market*: ***ordinary registered non-documentary shares;***

If the securities admitted to trading by the trading services provider on the securities market are currently in the process of placement, the amount of securities to be placed: ***none;***

If securities of a joint stock company are admitted to trading on the stock exchange, the Quotation List into which the securities are included: ***Quotation List B.***

* the issuer's shares will be included into Quotation List B of OJSC RTS in connection with the transfer of Classic market trade from NP RTS to OJSC RTS on January 1, 2007

Representative of MMC Norilsk Nickel ***Usanov D.A.***
(Power of Attorney № ГМК-115/70-нт of 27.12.2006)

January 9, 2007.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in Zapolyarny vestnik/Vecherny Murmansk newspapers and in the Appendix to Federal Financial Markets Service Newsletter, the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Full name of the trading services provider on the securities market: ***Non-profit Partnership Russian Trading System Stock Exchange;***
Class, category, type of securities of a joint stock company excluded from the list of securities admitted to trading by the trading services provider on the securities market*: ***ordinary registered non-documentary shares;***
If securities of a joint stock company are admitted to trading on stock exchange, the Quotation List from which the securities are excluded: ***Quotation List B.***
* the issuer's shares will be excluded from Quotation List B of NP RTS in connection with the transfer of trading on Classic market from NP RTS to OJSC RTS on January 1, 2007

Representative of MMC Norilsk Nickel ***Usanov D.A.***
(Power of Attorney № ГМК-115/70-нт of 27.12.2006)

January 9, 2007.

STATEMENT OF MATERIAL FACT: INFORMATION ON ACCRUED AND/OR PAID INCOME ON THE ISSUER'S SECURITIES INFORMATION ON THE PERIOD OF TIME WHEN THE ISSUER IS TO FULFILL ITS OBLIGATIONS TO SHAREHOLDERS

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***Zapolyarny vestnik newspaper, Appendix to Federal Financial Markets Service Newsletter***

1.9. Code(s) of material fact (s)	***0640155F29122006; 0940155F29122006***

2. Subject matter of the information *(0640155F29162006)*

2.1 Class, category (type), issue and other identifying attributes of securities:
ordinary non-documentary registered shares.

2.2 State registration number of the security issue (additional issue) and the date of this state registration:
State registration number 1-04-40155-F; registration date 10.01.2001;
State registration number 1-05-40155-F; registration date 23.05.2001.

2.3 Name of the state registration body: ***the Russian Federal Commission on the Securities Market.***

2.4 The issuer's governing body which has passed the resolution on dividend payment (declaring): ***extraordinary general meeting of shareholders.***

2.5. Date of the resolution on dividend payment (declaring): ***November 24, 2006.***

2.6 Date of the Protocol of the shareholders' meeting when the resolution on dividend payment (declaring) was passed: ***November 27, 2006.***

2.7 Total sum of dividends upon the issuer's shares of a certain category (type) and dividend per share of a certain category (type):
Total sum of dividends upon the issuer's ordinary shares based on the Company performance for 9 months of 2006: RUB 10,675,153,832;
Dividend per ordinary share of OJSC MMC Norilsk Nickel (for 9 months of 2006): RUB 56.

2.8 Form of payment upon the issuer's securities (cash or other property): ***cash.***

2.9 Date of income (dividends) payment or the last day of the period, if any, within which the income (dividends) should be paid: ***final date of dividends payment is January 23, 2007 (within 60 days after the general meeying resolution on dividends payment is passed).***

2.10 Total sum of dividends paid upon the issuer's shares of a certain category (type): ***RUB 10,630,294,080.***

2. Subject matter of the information ***(0940155F29122006)***

2.1 Class, category (type), issue and other identifying attributes of securities: ***ordinary non-documentary registered shares.***

2.2 State registration number of the security issue (additional issue) and the date of this state registration:
State registration number 1-04-40155-F; registration date 10.01.2001;
State registration number 1-05-40155-F; registration date 23.05.2001.

2.3 The nature of the issuer's obligation, and if the issuer's obligation may be expressed in monetary form, it is necessary to indicate its monetary amount: ***payment of dividends upon the shares of MMC Norilsk Nickel based on the results of the Company's performance for 9 months of 2006 in the amount of RUB 56 per one ordinary share with total sum amounting to RUB 10,675,153,832.***

2.4 Date of obligation fulfillment or the last day of the period within which the obligation is to be fulfilled: ***final date of dividends payment – January 23, 2007***

2.5 Fulfillment of the issuer's obligation (or failure to fulfill the obligation): ***as of December 29, 2006 dividends are paid to all persons recorded in the Company's Register as of October 5, 2006 (date of closing the list of eligible persons), except for persons about whom the information has not been provided by nominal holders, whose representatives' authority was not confirmed and those who provided incorrect details for dividend transfer.***

Representative of MMC Norilsk Nickel ***D.A. Usanov***
(Power of Attorney № ГМК-115/99-нм of 25.01.2006)

December 29, 2006.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in Zapolyarny vestnik/Vecherny Murmansk newspapers and in the Appendix to Federal Financial Markets Service Newsletter, the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the profit organization the Issuer's interest share in the authorized capital of which has changed: ***Open Joint Stock Company The Third Generating Company of the Wholesale Power Market;***

Location of the profit organization, the Issuer's interest share in the authorized capital of which has changed: ***Ulan-Ude, 50 let Oktyabrya pr., 28, Buryatia Republic, 670034;***

The Issuer's interest share in the authorized capital of the aforementioned organization before change in interest: ***0%;***

Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change: ***0%.***

The Issuer's interest share in the authorized capital of the aforementioned organization after change in interest: ***13.92%;***

Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change: ***13.92%;***

Date of change of the Issuer's interest share in the authorized capital of the aforementioned organization: ***December 28, 2006.***

Representative of MMC Norilsk Nickel ***D.A. Usanov***
(Power of Attorney № ГМК-115/99-пп of 25.01.2006)

December 28, 2006.

STATEMENT OF MATERIAL FACT: MMC Norilsk Nickel
INFORMATION ON THE PERIOD OF TIME WHEN THE ISSUER IS TO FULFILL ITS OBLIGATIONS TO SHAREHOLDERS

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	*Zapolyarny vestnik newspaper, Appendix to Federal Financial Markets Service Newsletter*
1.9. Code(s) of material fact (s)	*0940155F28122006*

2. Subject matter of the information

2.1 Class, category (type), issue and other identifying attributes of securities:
ordinary non-documentary registered shares.

2.2 State registration number of the security issue (additional issue) and the date of this state registration:
State registration number 1-04-40155-F; registration date 10.01.2001;
State registration number 1-05-40155-F; registration date 23.05.2001.

2.3 The nature of the issuer's obligation, and if the issuer's obligation may be expressed in monetary form, it is necessary to indicate its monetary amount: ***Acquisition by MMC Norilsk Nickel of 7,500,000 own placed ordinary registered shares with the nominal value of RUB 1 at a price of RUB 3,150 per share pursuant to the resolution of the Board of Directors of the Company dated October 5, 2006 (protocol No.ГМК/24-пр-сд). In fact, the Company acquired 7,498,950 ordinary registered shares for the total amount of RUB 26,321,314,500.***

2.4 Date of obligation fulfillment or the last day of the period within which the obligation is to be fulfilled: ***pursuant to the resolution of MMC Norilsk Nickel Board of Directors, the final date of shares acquisition was December 17, 2006. Payment was to be made in accordance with the terms of sale and purchase agreement within 30 days after the acquisition of shares by the Company.***

2.5 Fulfillment of the issuer's obligation (or failure to fulfill the obligation): ***the shares acquired by the Company were paid in full in the amount of RUB 26,321,314,500.***

Representative of MMC Norilsk Nickel ***D.A. Usanov***
(Power of Attorney № ГМК-115/99-нм of 25.01.2006)

December 28, 2006.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number	***8401005730***
1.6. The Issuer's Unique Code given by the registering body	***40155-F***
1.7. Internet website used by the Issuer to release information	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site (see above).***

2. Subject matter of the information

The date of the Company's Board of Directors Meeting: ***December 25, 2006***;
Date and number of the Protocol of the Company's Board of Directors Meeting, at which the following resolution was adopted: ***December 27, 2006, No. ГМК/34-пр-сд;***

Re: Transaction between MMC Norilsk Nickel and ZAO NRC (Registrar Service Agreement)*

The Board resolved:

1. ***To enter into transaction where ZAO NRC will keep the Register of MMC Norilsk Nickel's shareholders under Registrar Service Agreement (draft Agreement enclosed as Annex 2 hereto).***
2. ***To entrust Morozov D.S., Deputy General Director of MMC Norilsk Nickel, to ensure the fulfillment of all actions necessary for entering into this Agreement.***

*-ZAO NRC has acted as Registrar of OJSC MMC Norilsk nickel since 1997; the date, on which the aforementioned Agreement enters into force shall be the date of cancellation for the previous Agreement signed in 1997.

Re: Branches of MMC Norilsk Nickel

The Board resolved:
To terminate the following branches of MMC Norilsk Nickel:

- *Kola branch: 184280, Murmansk Region, Monchegorsk-7;*
- *Multi-branch Production Association Zapolyarye – a branch of the Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel (MPA Zapolyarye OJSC MMC Norilsk Nickel): 354073, Krasnodarsk Kray, Sochi, Pirogova Street, 10);*
- *Sanatorium Complex Ozero Beloye – a branch of the Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel (SC Ozero Beloye OJSC MMC Norilsk Nickel): 140765, Moscow Region, Shatursky district.*

Representative of MMC Norilsk Nickel *D.A. Usanov*
(Power of Attorney No. ГМК-115/99-нм dated 25.01.2006.)

December 27, 2006

NORILSK NICKEL

27.12.2006

Over 22 thousand employees of MMC Norilsk Nickel took part in sports events in 2006

Over 22 thousand employees of MMC Norilsk Nickel and its subsidiaries took part in corporate sports events in 2006. About four thousand participants came into finals of the 45th Spartakiade organized at the Company's Polar Branch, and the number of players in the Kola MMC's Games exceeded 15 hundred.

The competitions at the Polar Branch were conducted in 22 disciplines, and at the Kola MMC, Yenisey River Shipping Company and Norilsk Fuel & Energy Company they included 14 sports.

MMC Norilsk Nickel plays an important role in sports promotion paying special attention to the state of sports venues in the areas where the Company's operations are based. Jointly with Norilsk City Administration, all local athletic facilities were inspected in 2006, and a program of their renovation for the period 2007 – 2010 was devised. Financing for this program will be provided by the Company and Norilsk Administration on a parity basis, to which effect an agreement has been signed. Other sponsorship activities included further renovation of sports halls in Norilsk schools started in 2005, reconstruction of Sports and Health Centre in Monchegorsk, foundation of recreational infrastructure for Arkhangelsk Commercial Sea Port's employees.

Every year the Company arranges several sporting events that become more and more popular in local townships: Norilsk Nickel Ski Track, Dudinka – Alykel – Norilsk Athletic Race on the Metal Workers Day, Family Sports Festival Daddy, Mammy, me – we are a sport family in Sochi, mini-football tournament in Norilsk and volleyball games in Mochegorsk.

"Almost seven thousand athletes took part in this year's competitions, while the first corporate games organized by the Company in 2003 covered only around six hundred sports enthusiasts. Greater involvement in active sports activities contributes to sickness prevention", says Vladimir Tcheremushkin, Secretary of the Corporate Sports and Exercise Council of MMC Norilsk Nickel.

In addition to already traditional corporate sporting events, 2007 plans of this Council include a basketball tournament, building of a new route for Norilsk-Talnakh athletic race, family games in Anapa during summer school vacations.